Exhibit 99.5

CORPORATE GOVERNANCE

Corporate Governance Regulation

The Board of Directors and management believe that a strong, effective, independent Board plays a crucial role in building long-term sustainable growth in shareholder value, maximizing the value shareholders receive from their investment in the Bank and protecting the interests of stakeholders. The Board is committed to meeting high standards of corporate governance in all aspects of the Bank’s affairs.

The Bank’s corporate governance practices are regulated by many different parties, including the Bank’s primary regulator, the Office of the Superintendent of Financial Institutions Canada, and the Board looks to evolving best practices domestically and internationally in reviewing its corporate governance practices. Our practices:

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Meet or exceed the standards set out in the guidelines and rules of the Bank Act (Canada) (the “Bank Act”) and those of the Canadian Securities Administrators (“CSA”) – which include National Instrument 52-110, National Instrument 52-109, National Policy 58-201 and National Instrument 58-101, and

•	Comply with applicable requirements of the New York Stock Exchange (“NYSE”) and the Sarbanes-Oxley Act of 2002, including applicable rules of the U.S. Securities and Exchange Commission.

The Bank is not required to comply with most of the NYSE corporate governance rules. However, the Bank meets or exceeds these rules in all significant respects, except as summarized in the Corporate Governance section of the Bank’s website (www.scotiabank.com).

The Corporate Governance Policies and the committee charters are available in the Corporate Governance section of the Bank’s website and in print to any shareholder who requests a copy from the Bank’s Secretary. Additional information on the Bank’s Audit Committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in Exhibit 1, the Bank’s Annual Information Form under the heading “The Bank’s Audit Committee” and in Schedule “C” thereto.

Director Independence

The Bank is committed to complying with all applicable laws, rules and regulations related to the status of its Directors. The Bank defines a Director who does not have a direct or indirect material relationship with the Bank as independent. The Board has approved Director Independence Standards (the “Independence Standards”), which provide a framework for the Board to assess any material relationships of the Directors with the Bank. The Independence Standards are derived from the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. Each year:

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The Board reviews its Directors against these standards, considering all relevant facts and circumstances, including the relationship of the non-management Directors to the Bank — as well as any relationship to the Bank of their spouses, children, principal business affiliations and any other relevant individuals.

•	All Directors complete a detailed questionnaire to inform this review.

•	All Directors certify their compliance with the Bank’s Code of Conduct, including the requirement that they declare any material interest in matters coming before the Board.

On the recommendation of the Corporate Governance Committee, the Board determined that as of November 28, 2017, Brian J. Porter was determined to be non-independent, due to his position as President and Chief Executive Officer. Mr. Porter is affiliated under the Bank Act due to his management position. As of November 28, 2017, Eduardo Pacheco was also determined to be non-independent, due to his business relationships with the Bank and its subsidiary, Banco Colpatria Multibanca Colpatria S.A.

That means, 13 of the current 15 (or 87%) Directors are independent, including Thomas C. O’Neill, the Chairman of the Board.

The Board also takes appropriate steps to ensure that the Board is able to function independent of management. The independent members of the Board held an “in camera” session at all but two Board meetings held in fiscal 2017, where the Board waived the requirement for an “in camera” session.. The non-executive members of the Board held an “in camera” session at all but one Board meeting held in fiscal 2017.

The following Directors are independent: Nora A. Aufreiter, Guillermo E. Babatz, Scott B. Bonham, Charles H. Dallara, Tiff Macklem, Thomas C. O’Neill, Michael D. Penner, Una M. Power, Aaron W. Regent, Indira V. Samarasekera, Susan L. Segal, Barbara S. Thomas and L. Scott Thomson.

Director Independence Standards

A majority of the Bank’s directors are independent, as required by the CSA’s National Policy 58-201 — Corporate Governance Guidelines and the NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgment independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.

1.	A director will not be independent if:

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the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank or a subsidiary;

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the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$120,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

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(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and personally works on the Bank’s or a subsidiary’s audit, or the director’s spouse, or child or stepchild who shares a home with the director, is an employee of such firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

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the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

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the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act.

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:

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An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service).

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

The indirect acceptance by an audit committee member of any consulting, advisory or other compensatory fee includes acceptance of such fee by a spouse, minor child or stepchild or a child or stepchild who shares a home with the audit committee member or by an entity in which such audit committee member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Bank or any subsidiary.

3.	In addition to satisfying the independence standards set forth above in section 1, in affirmatively determining the independence of any director who will serve on the Bank’s compensation committee, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the Bank which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

•	the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Bank or a subsidiary to such director; and

•	whether such director is affiliated with the Bank, a subsidiary of the Bank or an affiliate of a subsidiary of the Bank.

Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. The Board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the Bank or a director’s role in a charitable organization which has received a certain level of contributions from the Bank. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.